FILED BY PARTNERRE LTD
PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY:  PARIS RE HOLDINGS LTD
COMMISSION FILE NO.: 132-02692

ACQUISITION SPECIAL SUPPLEMENT
July, 2009

LETTER FROM THE CEO
Since the announcement of the acquisition with PARIS RE on July 6, I and other members of the Executive Committee have spoken with many of you in person to answer your questions with the information that we have available. While we are not yet in a position to provide a detailed picture of what our combined organization will look like, we will continue to keep you updated as often and as openly as we can through the Group video conference, the employee newsletter and PartnerRelink, as well as through informal meetings in your locations.
While we recognize this is a long process and that there will be more questions and uncertainty as we work towards integration, I and other members of the EC will continue to keep you informed of our progress and about the issues that affect you.

Employee Q&A

Here are some of the questions and answers from recent employee Q&A sessions.

Q. PartnerRe is already a top 10 reinsurance company. Would we really have been at a disadvantage without this acquisition?
As we have proved recently, we are not at a disadvantage in the current environment. This transaction is less about where we are today and more about ensuring the long-term future of PartnerRe. As a result of the financial and economic crisis, it is better to be larger than it was a year to two years ago. It’s also about differentiating PartnerRe from the two major groups in the industry. This acquisition will make us larger than other mid-sized companies in terms of capital and premium, but not as slow-moving as the very large-scale players in the industry.

Q. Are there any downside risks to the acquisition?
There are always risks, but we have carried out a thorough due diligence and so we know and understand PARIS RE’s book. There are no strategic or due diligence risks or history to indicate a high acquisition risk. There is always risk around integration, but we’ve done this before and we anticipate integration risk to be low.

Q. Why is the deal itself so protracted?
This acquisition is different to others in that PARIS RE has a complex shareholder base comprising both private and public shareholders. Because of this, the acquisition will be completed in two transactional phases – both subject to governmental and regulatory approval:

•   The first is the completion of a block purchase for a majority stake (approximately 57%) of the company with the private equity shareholders. This is a stock-for-stock transaction where PartnerRe will give 0.3 shares of PartnerRe shares for each PARIS RE common share.

•   The second involves the public shareholders. PartnerRe will complete a voluntary public exchange offer for the remaining outstanding shares, subject to approval of the French regulator AMF. When the acquisition is complete, the pro forma shareholder base of PartnerRe will be approximately 69% PartnerRe and 31% PARIS RE shareholders.

Q. Is there a possibility that the deal won’t go through?
There’s always a risk that another company might try to step in or that our shareholders will vote against it but we think there’s a high probability that it will go ahead.

Q. What is the cost of the integration?
There will be cost implications over the next couple of years. We factored these into our initial discussions when we were looking at whether or not the deal made sense.

Q. The renewal is important. Why couldn’t we complete this deal before 1/1?
That would have been desirable, but the discussions which started in December 2008 were very lengthy. We will also have to seek regulatory approval as well as tender for the remaining shares.

Q. If PARIS RE maps so well to PartnerRe in terms of lines of business, how does this acquisition enhance diversification?
There are opportunities for diversification by geography, particularly in Asia and Latin America. PARIS RE also has a big facultative operation, more non-proportional business, smaller clients and is in some lines that we are currently not in.

Q. What are the implications of taking on PARIS RE’s significant facultative portfolio?
A bigger facultative portfolio is attractive to PartnerRe and we were in fact already looking into facultative business before the acquisition to see if and how we could grow that area.

Q. How much business do we expect to keep?
While there is some overlap of business between PartnerRe and PARIS RE, we won’t know what business will be affected until the integration phase next year when PartnerRe has full ownership.

Q. What will be the impact on the Paris/Zurich locations balance?
That will be decided in the integration phase after we achieve the block purchase and have 100% control of the company. PARIS RE will be closely involved throughout the integration process.

Q. Do we need to adjust our 1/1 2010 planning?
No. We will operate as two separate companies until Q1 2010. It is too early to make projections and so the planning process should be carried out as normal.

Q. A number of Bermudian companies are moving to Switzerland. As PARIS RE has an office in Zug, are there any plans to move headquarters from Bermuda?
No, there will be no change to our domicile.

Q. Why are we paying such a large premium (35%) over the trading price of PARIS RE shares?
There is very little liquidity in the PARIS RE stock, with only a very small fraction of its total shares trading on any day. This limited liquidity has resulted in the shares historically trading below tangible book value. Tangible book value, rather than the trading price of PARIS RE shares, is a much more relevant measure.

Q. When will PARIS RE carry PartnerRe’s rating?
We will have one rating once we have the majority shareholding and are one company.

Q. What will be the impact of the acquisition on employees – both PartnerRe’s and PARIS RE’s?
This acquisition is not about cost reductions but about building a structure that will ensure that PartnerRe remains a successful company for the long term. While we believe that there will be overlaps between the two companies, we don’t yet know to what extent and in what areas they will be. So that we can be sure we make the right decisions there will be no lay-offs for economic reasons for one year. Whatever the outcome, our priority will be to ensure that this more difficult aspect of integration is carried out fairly and with respect.

Q. Will there be any changes to PartnerRe’s organizational structure? Will reporting lines change?
PartnerRe will continue to organize itself around business units but we view this as a good opportunity to take a fresh look at our organizational needs.

Q. Will PartnerRe’s share plans (options, RSU, ESPP) be impacted?
We believe in employee ownership and that will not change. PartnerRe is in the process of determining what impact the transaction will have on employees’ equity plans but we don’t anticipate any negative impact.

Q. Will integration mean a change in workload?
Workloads will increase for those parts of the organization that will be involved in the integration. Details will be communicated as integration plans progress.

Q. Now that the intended acquisition has been announced, are there any restrictions on selling my PartnerRe stock?
If we are not already in our normal black-out period there are no restrictions on selling your PartnerRe shares.

Q. How will our IT infrastructure be impacted?
PartnerRe will retain its IT infrastructure. As part of the integration phase, PARIS RE’s IT systems will be integrated with our own.

How will PartnerRe rank against our competitors following the acquisition?
Companies are ranked in different ways and so our position changes depending on the criteria used. Since our goal is not necessarily to be a large scale reinsurer, how PartnerRe measures against our competitors in terms of capital or premium volume, is somewhat irrelevant. What this deal does mean is that we will be larger, stronger and in a better position in the future. The additional capital and increased diversification we will achieve will make us not only more resilient to shock losses, but more likely to remain profitable in spite of them. While our earnings will always be volatile we would expect to see fewer loss making years.  For employees that means a stable, profitable company.

What’s Next?

Before integration can take place, there are some important transactional milestones coming up over the next few months and into 2010:

July 6
•   Acquisition announcement

Q4 2009
•   Awaiting approvals on block purchase transaction from governmental and regulatory authorities required before the block purchase begins.

•   Block purchase completes of approximately 57% of PARIS RE’s common shares outstanding from private equity firms and their investment entities. As soon as regulatory approval is granted, the block purchase will be executed and completed.

•   PartnerRe is majority owner with majority representation on PARIS RE’s board and the ability to influence their operations.

Q1 2010
•   Exchange offer for remaining PARIS RE common shares not owned by PartnerRe – subject to the approval of the French Autorité des Marchés Financiers (French regulators), an independent expert’s report and the listing of PartnerRe shares on Euronext Paris.

•   100% ownership – Merger takes place to acquire any remaining shares once PartnerRe owns at least 90% of PARIS RE’s outstanding shares. At this point PartnerRe will have 100% ownership of PARIS RE.

Q1 2010 / Q2 2010
•   Transaction completes – Integration begins of PARIS RE, together with its operating subsidiaries, into PartnerRe’s existing operational and legal structures.

What You Need to Remember

Until completion of the block purchase transaction
•   The companies are two separate companies and bound by anti-trust rules.
•   PartnerRe and PARIS RE are competitors. Behave as competitors – no discussions on price, terms and conditions, combination of participations, underwriting evaluations. No discussions about internal operations.
•   PartnerRe’s Executive and Management Board will begin integration planning with due regard to anti-trust law.

Once PartnerRe achieves majority ownership
•   Once PartnerRe achieves majority ownership, PartnerRe will represent a majority of PARIS RE’s board through the addition of PartnerRe designated nominees to the board.
•   While PartnerRe will have strategic influence over PARIS RE, the companies will continue to operate as two separate companies. There may be no discussions on price, terms and conditions or combination of participations between PartnerRe and PARIS RE employees.
•   Any client or broker-related business issues or conflicts between the two companies will be managed through Hans Peter Gerhardt on PARIS RE’s side and the EC member in charge on PartnerRe’s side.
•   Integration planning at PartnerRe will intensify but it will still respect the minority shareholders’ rights.

Once PartnerRe has full ownership
•   Integration begins once PartnerRe has full ownership (100%) of PARIS RE.
•   Once integration is complete, we will be one organization and all business will be written as PartnerRe.

How integration Planning – Who’s Who
Even though the integration of the two companies will begin in Q1 2010, planning is already underway at PartnerRe led by Bruno Meyenhofer as program sponsor and a steering committee consisting of:

Costas Miranthis
CEO, PartnerRe Global

Tad Walker
CEO, PartnerRe U.S.

Bill Babcock
Finance Director, Group

Amanda Sodergren
Chief Legal Officer

Laurie Desmet
Chief Accounting Officer, Group

Eric Gesick
Chief Actuarial Officer, Group

Marvin Pestcoe
Head of Capital Assets, Capital Markets

Abigail Clifford
Chief Human Resources Officer

Mike Mitchard
Chief IT Officer

John Adimari
Chief Operations Officer, U.S.

Celia Powell
Chief Communications Officer

Christoph Moggi
RMR Operational Manager

Felix Grond
Head of Group IT Architecture and Standards

Reporting to the steering committee is a number of PartnerRe teams working on various aspects of the project:

•   Transaction and Legal Entity Structure
•   Global Business
•   U.S. Business
•   Investments
•   Finance and Accounting
•   Human Resources
•   Information Technology
•   Program Management Office

PARIS RE at a Glance
Number of employees	400
Company information
•   Formed in 2006 after AXA Group sold the reinsurance activities of AXA Re to a group of investors

•   Swiss-based company with headquarters in Zug. The company structure is based on a matrix organization with lines of business and territorial managers

•   Shares are traded in France on the NYSE Euronext stock exchange, symbol: PRI

Employee distribution	The majority of employees are based in Paris with 30 employees in Singapore, 30 in Montreal, 20 in Miami and the rest based in the smaller offices in New York, Washington and Zug
Lines of business	Operates in all lines of facultative and treaty reinsurance covering property, casualty, marine, aviation/space, credit/surety, life, accident/health as well as a wide range of other risks
Broker vs. direct business	About 80% through brokers; some direct in Credit
CEO	Hans-Peter Gerhardt
Ratings	S&P A- A.M. Best A-

Where to Go for More Information
As we go forward, Corporate Communications will continue to post new or updated information on the “Acquisition Information” community. If you have any questions, either use the “Ask a Question” feature on that community, “Ask the CEO” on the portal home page or send your question to:
corporate.communications@partnerre.com